1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817
PHONE 202.973.8800
FAX 202.973.8899
www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY YEXT, INC.:  YEXT-32117-1

CERTAIN PORTIONS OF THIS LETTER AS SUBMITTED VIA EDGAR HAVE BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS SUBMITTED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].”  THE OMITTED PORTIONS ARE BRACKETED AND HIGHLIGHTED IN THIS PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

March 21, 2017

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn:                    Barbara C. Jacobs
Gabriel Eckstein
Kathleen Collins
David Edgar

Re:                             Yext, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 17, 2017

File No. 333-216642

Ladies and Gentlemen:

On behalf of our client, Yext, Inc. (“Yext” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received telephonically relating to the Company’s above-captioned Amendment No. 1 to Registration Statement on Form S-1 (file no. 333-216642) (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement.  References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

AUSTIN   BEIJING   BOSTON   BRUSSELS   HONG KONG   LOS ANGELES   NEW YORK   PALO ALTO

SAN DIEGO   SAN FRANCISCO   SEATTLE   SHANGHAI   WASHINGTON, DC   WILMINGTON, DE

CONFIDENTIAL TREATMENT REQUESTED

BY YEXT, INC.:  YEXT-32117-2

U.S. Securities and Exchange Commission

March 21, 2017

Because of the commercially sensitive nature of information contained herein, this letter is accompanied by a request for confidential treatment for selected portions of this letter.  The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

1.                                      Please provide us supplementally with the preliminary expectations of your per share offering price range that you expect to include in your preliminary prospectus.

RESPONSE TO COMMENT 1:

The Company supplementally advises the Staff that, on March 10, 2017, representatives of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the underwriters for the Company’s initial public offering (the “Underwriters”), advised the Company that, based on then-current market conditions, they anticipated that the Underwriters would recommend to the Company a preliminary price range of $[****] – $[****] per share (the “Anticipated Price Range”) at the time the Company expected to launch its road show in late March 2017.  The Company expects to receive a further update from the Underwriters on or about March 24, 2017 to confirm the actual price range to be included in its preliminary prospectus, although it has received no indication as yet to suggest the range communicated on such date will differ from the Anticipated Price Range.

****

CONFIDENTIAL TREATMENT REQUESTED

BY YEXT, INC.:  YEXT-32117-3

U.S. Securities and Exchange Commission

March 21, 2017

****

Please direct your questions or comments regarding this letter or the Registration Statement to the undersigned or Mark Bass at (202) 973-8800.  Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael C. Labriola

Michael C. Labriola

cc:           Howard Lerman

Steve Cakebread

Ho Shin

Yext, Inc.

Larry W. Sonsini, Esq.

Robert D. Sanchez, Esq.

Megan J. Baier, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Brent B. Siler, Esq.

Brian F. Leaf, Esq.

Nicole C. Brookshire, Esq.

Cooley LLP